Bontan Corporation Inc. 47 Avenue Road, Suite 200 Toronto, Ontario, Canada M5R 2G3 T: 416-860-0211 F: 416-361-6228 W: www.bontancorporation.com

VIA EDGAR SYSTEM

February 2, 2007

Ms. April Sifford, Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C.  20549

Re:

SEC Comment Letter dated January 24, 2007 on Form 20-F for the year ended March 31, 2006

Commission File No. 000-30314

Dear Ms. Sifford:

We are writing in response to the Staff's comments in its letter to us dated January 24, 2007. Our responses herein follow the order of the comments raised in the January 24, 2007 letter.

1.

Item3 –Key information (A) Selected Financial Data  -  Question 1.

The Staff has requested that the caption of “Revenue” in the selected financial data table be changed to “other income” to conform to the presentation in our financial statements

RESPONSE:  We have revised the caption to other income in the amended 20-F, being filed with this letter.

2.

Item 10 – Additional Information (H) Documents on Display -  Question 2.

a.

The Staff has requested that SEC’s Public Reference Room address be updated to 100 F Street, N.E. ,Washington DC 20549

RESPONSE:  We have revised the address of the SEC’s Public Reference Room in the amended 20-F, being filed with this letter.

3.

Item 15 – Controls and Procedures  Question 3.

Bullet one

The Staff has asked us to revise reference to the definition of disclosure controls and procedures from Exchange Act rule 13a-14(c) to Rules 13a-15 and 15d-15

RESPONSE:

The reference to definition is revised as required in the amended 20-F, being filed with this letter.

Bullet Two

The Staff has asked us to revise our disclosure in item 15B to disclose any change in our internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

RESPONSE:

The required disclosure is revised to extend during the period covered by the annual report in the amended 20-F, being filed with this letter.

4.

Consolidated Financial Statements, page 1  Auditors’ Report, page 3  Question 4.

The Staff has asked us to include the report of our previous auditors for the fiscal years 2005 and 2004

RESPONSE:

We have now included the previous auditors’ report dated July 27, 2005 for the fiscal years 2005 and 2004 as Exhibit F-8 under Item 19 (a) Financial Statements in the amended  20-F, being filed with this letter.

5.

Consolidated Financial Statements, page 1  Auditors’ Report, page 3  Question 5.

The Staff pointed out that the auditor’s report was dated July 12, 2000, which preceded the date of the financial statements and requested our explanation

RESPONSE:

The auditors’ report, issued to us is dated July 12, 2006. Unfortunately, it appears that the year was incorrectly shown as “2000” while Edgarizing the financial statements. It is a typo error. We have now included financials with correctly dated auditors’ report with the amended 20-F, being filed with this letter.

6.

Note 16. Differences Between Canadian and United States Generally Accepted Accounting Principles, page 25   Question 6

First Part of your question

The Staff asked us to revise the financials to explain the differences between Canadian and US GAAP as regards reclassification of period end translation gains or losses from loss for year to comprehensive loss for year

RESPONSE

We agree that such an explanation would be useful to understand the adjustment. However, we request that SEC allow us to reflect such explanation in our future financials and not insist on revising the existing ones due to the following reasons:

a.

Our audited financials for the year ended March 31, 2006 were already filed with Ontario Securities Commission and approved by the shareholders in the annual and special meeting on December 3, 2006. Any revision at this stage would cause undue hardship and costs  in terms of refilling and re calling another shareholders meeting to approve the revision, which we do not think commensurate with the benefit that the proposed revision would confer to our shareholders and investors

b.

The information is now dated and amended information would not add significant value to the usefulness of the financials for investors and our shareholders.

Second Part of your question

The Staff has a question regarding reporting of accumulated other comprehensive income as a gain or loss on liquidation of the investment in a foreign entity

RESPONSE

The accumulated other comprehensive income of $564,631 under US GAAP at March 31, 2006 comprised of the following items:

1. Cumulative period end foreign currency translation losses        ($ 165,949)

2. Cumulative unrealised gain on available for sale

     Marketable securities

            $ 730,580

The accumulated other income does not include any gain or loss on liquidation of an investment in a foreign entity.

Please call me at 416-929-1806 with any questions regarding this letter.

Sincerely,

Sd:  Kam Shah

Bontan Corporation Inc.

By: Kam Shah, Chief Financial Officer

cc:

Ryan Milne, Division of Corporate Finance